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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Rich 404-813-5604

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Sarah Rich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sarah Rich

Signature

Chief Financial Officer

Title

Mark E Sherling

Notary Public

MARK E SHERLING
Notary Public – State of Georgia
Henry County
My Commission Expires Nov 5, 2021

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(   ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(   ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
(   ) (m) A copy of the SIPC Supplemental Report.
(   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2017

Contents

Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of SunTrust Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2007.

Atlanta, Georgia
February 28, 2018

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	70,242,919
Securities segregated under Federal and other regulations		4,492,949
Securities owned		7,198
Commissions receivable		3,370,550
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $6,525,506		800,609
Goodwill		30,306,365
Prepaid assets		38,355,366
Other assets		2,699,440
Total assets	$	150,275,396
Liabilities and shareholder's equity		
Liabilities:		
Accrued compensation and benefits	$	14,371,829
Deferred income tax payable to Parent		6,298,815
Payable to Parent		1,595,667
Accrued other expenses		1,926,775
Total liabilities		24,193,086
Shareholder's equity:		
Common stock, $1 par value; 52,125 shares authorized 52,125 shared issued and outstanding		52,125
Additional paid-in capital		113,944,723
Retained earnings		12,085,462
Total shareholder's equity		126,082,310
Total liabilities and shareholder's equity	$	150,275,396

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2017

Revenues		
Commissions	$	136,227,922
Income from related parties		115,436,929
Other income		9,806,251
Total revenue		261,471,102
Expenses		
Compensation and benefits		184,485,493
Expenses paid to related parties		84,305,183
Clearing expense		6,771,746
Legal, consulting, and examination fees		4,157,859
Office expense		1,043,502
Computer services		2,516,659
Other expenses		1,279,811
Occupancy and equipment		967,655
Total expenses		285,527,908
Income before taxes		(24,056,806)
Income tax benefit		12,265,042
Net loss	$	(11,791,764)
Total other comprehensive income		-
Total comprehensive loss	$	(11,791,764)

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2016	$ 52,125	$ 93,944,723	$ 36,559,061	$ 130,555,909
Distribution to Parent (Note 1)	–	–	(12,681,835)	(12,681,835)
Contribution from Parent	–	20,000,000	–	20,000,000
Net loss	–	–	(11,791,764)	(11,791,764)
Balance, December 31, 2017	$ 52,125	$ 113,944,723	$ 12,085,462	$ 126,082,310

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows used in operating activities		
Net loss	$	(11,791,764)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		528,729
Deferred tax benefit		(113,911)
(Increase) decrease in assets:		
Securities segregated under Federal and other regulations		16,060
Commissions receivable		(390,912)
Prepaid assets		2,864,766
Other assets		(308,271)
Increase (decrease) in operating liabilities:		
Accrued compensation and benefits		(4,897,630)
Income tax payable to Parent		1,553,679
Payable to Parent		16,113
Accrued other expenses		(3,520,776)
Net cash used in operating activities		(16,043,917)
Cash flows used in investing activities		
Purchases of furniture and equipment		(164,522)
Net cash used in investing activities		(164,522)
Cash flows used in financing activities		
Contribution from Parent		20,000,000
Distribution to Parent		(281,835)
Net cash used in financing activities		19,718,165
Net decrease in cash and cash equivalents		3,509,726
Cash and cash equivalents, beginning of year		66,733,193
Cash and cash equivalents, end of year	$	70,242,919
Supplemental cash flow information		
Non-cash transfer of goodwill to Parent	$	12,400,000
Cash paid for income taxes to Parent	$	–

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the Company or STIS) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent or STI). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank. SunTrust Bank is a subsidiary of SunTrust Bank Holding Company and provides deposit, credit, trust, and investment services. During 2016, STIS established a wholly-owned subsidiary, SunTrust Advisory Services, Inc. (STAS), which is a Registered Investment Advisor with the SEC. On January 1, 2017, STIS transferred its investment advisory business into STAS and then proceeded to dividend its ownership in STAS to its Parent. The dividend to the Parent had minimal impact to net capital. In conjunction with the dividend, goodwill of approximately $12,400,000 was transferred to STAS as well. STIS personnel continue to provide sales and administrative services to STAS in 2017 and STIS recorded as revenue fees charged to STAS for these services. On January 27, 2017, the Company filed a Form ADV W to de-register itself as a Registered Investment Advisor, but will continue to be regulated by FINRA and the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the results of operations in these financial statements, have been made.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Included in cash and cash equivalents at December 31, 2017, is cash of $18,883,447 at SunTrust Bank and $51,359,472 of money market funds.

Securities Segregated Under Federal and Other Regulations

At December 31, 2017, total securities of $4,492,949 have been segregated in a special reserve account at SunTrust Bank for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and included in the Statement of Operations in occupancy and equipment expense. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Leasehold improvements	1–30 years
Furniture and equipment	1–20 years

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis and included in commissions in the accompanying Statement of Operations.

The Company recognizes income upon providing certain services to other affiliates of STI. These services include mainly sales force, administrative support, and operational oversight services, incurred by STIS. This revenue is recognized as Income from related parties in the accompanying Statement of Operations.

Secondary trading transactions, which consist primarily of riskless principal fixed income and unit investment trust trades, and related gains, primarily mark-ups on the trades, and losses are recorded on a trade-date basis in commissions revenue in the accompanying Statement of Operations.

The Company recognizes fee income earned from the trading activity associated with various mutual fund groups. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services. The fees are included in commissions revenue in the accompanying Statement of Operations. Other income primarily consists of referral fees.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions receivable for its share of commissions charged to customers.

Prepaid Assets

The Company records prepaid assets at the transaction date which are amortized on a straight line basis over the remaining useful life of the asset. Prepaid assets generally relate to incentive bonuses paid to advisors upon hire. Prepaid assets relating to advances are amortized over the period of expected future revenue generation and required employment term.

Expense Paid to Related Parties

Affiliates of the Company provide services to STIS in accordance with various agreements. These services include finance, human resources, facilities management, etc. The Company pays these affiliates for the services it receives.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on

current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the Tax Allocation Agreement applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by the Parent. For additional information on the Company's activities related to income taxes, see Note 9, "Income Taxes."

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2017.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

Standard	Description	Required Date of Adoption	Effect on the Financial Statements or Other Significant Matters
Standards not yet Adopted			
ASU 2014-09, Revenue from Contracts with Customers ASU 2015-14, Deferral of the Effective Date ASU 2016-08, Principal versus Agent Considerations ASU 2016-10, Identifying Performance Obligations and Licensing ASU 2016-12, Narrow-Scope Improvements and Practical Expedients ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers	These ASUs comprise ASC Topic 606, *Revenue from Contracts with Customers,* which supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of these ASUs is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. These ASUs may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts, with remaining performance obligations as of the effective date.	January 1, 2018	The Company has completed its evaluation of the anticipated effects of these ASUs on the Financial Statements and related disclosures. The Company has conducted a comprehensive scoping exercise to determine the revenue streams that are in the scope of these updates. Results indicate that certain commission revenue streams are within the scope of these updates. The Company adopted these standards beginning January 1, 2018 and used the modified retrospective method of adoption. The adoption resulted in no cumulative effect adjustment. The adoption of these ASUs did not have a material impact on the Company's Financial Statements and related disclosures.

Standard	Description	Required Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment 1	The ASU amends ASC Topic 350, *Intangibles – Goodwill and Other*, to simplify the subsequent measurement of goodwill, by eliminating Step 2 from the goodwill impairment test. The amendments require an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. Entities should recognize an impairment charge for the amount by which a reporting unit's carrying amount exceeds its fair value, but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU must be applied on a prospective basis.	January 1, 2020 Early adoption is permitted.	Based on the Company's most recent annual goodwill impairment test performed as of October 31, 2017, there were no reporting units for which the carrying amount of the reporting unit exceeded its fair value; therefore, this ASU would not currently have an impact on the Company's Financial Statements and related disclosures. However, if upon adoption the carrying amount of a reporting unit exceeds its fair value, the Company would be required to recognize an impairment charge for the amount that the carrying value exceeds the fair value.
ASU 2016-02, Leases	The ASU creates ASC Topic 842, *Leases*, and supersedes Topic 840, *Leases*. Topic 842 requires lessees to recognize right-of-use assets and associated liabilities that arise from leases, with the exception of short-term leases. The ASU does not make significant changes to lessor accounting; however, there were certain improvements made to align lessor accounting with the lessee accounting model and Topic 606, *Revenue from Contracts with Customers*. There are several new qualitative and quantitative disclosures required. Upon transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.	January 1, 2019 Early adoption is permitted.	The adoption of this ASU will result in an increase to the Statement of Financial Condition for right-of-use assets and associated lease liabilities for operating leases in which the Company is the lessee. The Company is evaluating the other effects of adoption on the Financial Statements and related disclosures.

4. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

- Level 2 – Assets and liabilities valued based on observable market data for similar instruments traded in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drives are observable in active markets.

- Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either measured at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2017. Money market funds of $51,359,472, included in cash and cash equivalents, and US Treasuries of $4,492,949, included in securities segregated under federal and other regulations, are valued using quoted prices in active markets and are classified as Level 1 assets in accordance with ASC Topic 820. The other securities owned includes $7,198 of non-marketable securities which are valued based on the best available data provided by an unrelated third party in order to approximate fair value and are considered Level 3 assets. The total amount of gains relating to the securities owned for the period included in other income in the Statement of Operations is not significant. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2017.

5. Related-Party Transactions

During the period ended December 31, 2017, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties reflected in the December 31, 2017 financial statements, are as follows:

Statement of Financial Condition		
Cash and cash equivalents	$	18,883,447
Deferred income taxes payable to Parent		6,298,815
Securities segregated under Federal and other regulations		4,492,949
Payable to Parent		1,595,667
Statement of Operations		
Income from related parties	$	115,436,929
Expenses paid to related parties		84,305,183
Pension and other employee benefit plan expense		12,321,932
Other income		8,207,376
Restricted stock expense		1,009,348

Expense to affiliates arises from the use of STI's internal services and corporate real estate based on an agreed expense sharing agreements. Allocation methodologies vary for these services but are generally based on revenue, headcount or utilization. Expense attributable to pension and other employee benefit plans and restricted stock awards is further discussed in Note 8.

Other income primarily represents contractual referral fees from the SunTrust Private Wealth line of business. Further, at client request, STIS will purchase bank-sponsored or affiliate-underwritten products and sell them to the client for a commission.

The Company recognizes Income from related parties upon providing certain services to other affiliates of STI. These services include mainly sales force, administrative support, and operational oversight services, incurred by STIS.

During 2016, STIS began guaranteeing loans made by SunTrust Bank to certain key STIS employees. While ordinarily payable to SunTrust Bank on demand, generally STIS would not be called upon to make a payment on the loan unless the loan becomes past due or the employee

ceases to be employed by STIS. In the event STIS is called upon to reimburse SunTrust Bank, the payment made to SunTrust Bank will be for any outstanding principal and interest. STIS will then have the ability to pursue reimbursement through other standard channels. As of December 31, 2017, the principal outstanding on these loans subject to STIS guarantee totaled $9,416,431. During 2017, the Company was called upon by SunTrust Bank to make a payment for $921,085. The Company did not record a liability for future payments as they were neither estimable nor probable at December 31, 2017.

6. Commitments and Contingencies

In the ordinary course of business, the Company is subject to regulatory examinations, investigations, and requests for information, and is also party to numerous civil claims and lawsuits. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on novel or unsubstantiated legal theories, unsupported by the facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. Because of these factors, the Company typically cannot provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. On a case-by-case basis, however, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. In no cases are those accrual amounts material to the financial condition of the Company. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company's financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved in these matters, and the large or indeterminate damages sought in some of these matters, there is a remote possibility that an adverse outcome in one or more of these matters could be material to the Company's results or cash flows for any given reporting period.

The SEC Division of Enforcement was investigating whether STIS committed fraud under the Investment Advisers Act of 1940 ("IAA") by purchasing mutual fund shares on behalf of clients that imposed an SEC Rule 12b-1 distribution fee on the investment when share classes which did not impose such a fee were available to such clients. On February 8, 2017, the SEC Staff informed the Company that it made a preliminary determination to recommend that the SEC

bring an enforcement action against the Company. The SEC publicly announced the results of the 12b-1 Fee Enforcement Referral on September 14, 2017 and the Company settled for refunds and a fine totaling $2,400,000, to resolve the matter.

7. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement, and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended December 31, 2017, the Company experienced no material net losses as a result of the indemnity. The clearing agreement expires in May 2022.

8. Employee Benefits

The Company participates in the pension plan and other employee benefit plans of STI for the benefit of substantially all employees of the Company. Costs of the pension plan are allocated to the Company based on its estimated pro rata share. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's expense allocated to the pension and other employee benefit plans was $12,321,932 which is included in compensation and benefits expense in the accompanying Statement of Operations. The Company incurred $107,507,845 in incentive-based compensation expense, which is included in compensation and benefits expense in the accompanying Statement of Operations.

The Parent provides stock-based awards through the SunTrust Banks Inc., 2009 Stock Plan (as amended and restated effective January 1, 2012) under which the Compensation Committee of the Board of Directors (the Committee) has the authority to grant stock options, restricted stock, and restricted stock units, of which some may have performance features to key employees of the Company. All incentive awards are subject to claw back provisions.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's restricted stock expense for 2017 was $1,009,348 which is also included in compensation and benefits expense in the accompanying Statement of Operations. At December

31, 2017, there was $1,087,419 of unrecognized stock-based compensation expense related to restricted stock and stock options.

9. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the Tax Allocation Agreement applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions. The current and deferred portions of the income tax benefit included in the Statement of Operations as determined in accordance with ASC 740, *Income Taxes*, for the year ended December 31, 2017 are as follows:

	2017		
	Current	Deferred	Total
Federal	(12,036,867)	158,067	(11,878,800)
State	(172,382)	(213,860)	(386,242)
	(12,209,249)	(55,793)	(12,265,042)

The 2017 Tax Act, enacted on December 22, 2017, reduced the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018. At December 31, 2017, the Company recorded a net income tax benefit for the estimated effects of the 2017 Tax Act as a component of the provision for income taxes, which was due to a $3.8 million tax benefit for the remeasurement of the Company's estimated deferred tax assets and liabilities to reflect the new federal income tax rate of 21%. However, as additional information becomes available and additional analysis is completed, the estimate of the deferred tax assets and liabilities may change which would impact the remeasurement of these deferred tax balances. Any adjustment to the remeasurement amount will be recorded as an adjustment to the provision for income taxes in 2018 in the period the amounts are determined.

A reconciliation of the income tax provision, using the statutory federal income tax rate of 35%, to the Company's actual provision for income taxes during the year ended December 31, 2017 is presented as follows:

	2017
Income tax at federal statutory rate of 35%	(8,419,882)
State income taxes, net of federal benefit	(782,764)
Change in valuation allowance	531,707
Estimated impact of the remeasurement of deferred tax assets and liabilities[1]	(3,778,437)
Other	184,334
Total provision for income taxes	(12,265,042)

[1]Includes reasonable estimates as of December 31, 2017, which could be adjusted as additional analysis is completed in 2018.

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The net deferred income tax liability is recorded in other liabilities, in the Statement of Financial Position.

The significant deferred tax assets and liabilities at December 31, 2017, net of the federal impact for state taxes, are presented as follows:

	2017
Deferred Tax Assets :	
Employee benefits	2,199,102
State net operating loss and credit carryforwards	1,092,117
Accrued expenses	420,604
Other	36,086
Total Gross Deferred Tax Assets	3,747,909
Valuation allowance against state net operating loss and credit carryforwards	(531,707)
Total Deferred Tax Assets	3,216,202
Deferred Tax Liabilities:	
Prepaid expenses	(9,449,474)
Fixed assets	(65,543)
Total Deferred Tax Liabilities	(9,515,017)
Net Deferred Tax Liabilities	(6,298,815)

The deferred tax assets include state tax net operating loss and credit carryforwards of $1,092,117 as of December 31, 2017, that will expire, if not utilized, in varying amounts from 2018 to 2037. At December 31, 2017, the Company had a valuation allowance recorded against its state carryforwards of $531,707, up from $0 in the prior year. The increase in the valuation allowance considers the impacts of the 2017 Tax Act. The Company determined that a valuation allowance is not required for the federal and remaining deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. Additionally, the Company files its own separate state income tax returns and local tax returns in certain jurisdictions. The Parent's federal income tax returns are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2012. With limited exceptions, the various consolidated or combined state income tax returns filed by the Parent, in which the Company is included, along with the Company's separate income tax returns, are no longer subject to examination by state and local taxing authorities for taxable years prior to 2012.

10. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. At December 31, 2017, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2017, the Company, on a standalone basis, had net capital, as defined, of $50,227,995, which was $48,616,829 in excess of the required net capital of $1,611,166. The Company's ratio of aggregate indebtedness to net capital was 0.48:1 at December 31, 2017, which is below the 15:1 maximum allowed.

11. Subsequent Events

The Company evaluated subsequent events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all subsequent events or transactions that occurred after December 31, 2017 up through February 28, 2018, the date of these financial statements. The Company has determined that it does not have any material subsequent events to disclose in these financial statements.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

2018-02-26 03:51PM EST

BROKER OR DEALER
SUNTRUST INVESTMENT SERVICES, INC. as of 12/31/17

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 126,082,310 [3480]
2. Deduct: Ownership equity not allowable for Net Capital			( ) [3490]
3. Total ownership equity qualified for Net Capital			126,082,310 [3500]
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
B. Other (deductions) or allowable credits (List)			[3525]
5. Total capital and allowable subordinated liabilities			$ 126,082,310 [3530]
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 74,772,859 [3540]	
1. Additional charges for customers' and non-customers' security accounts		[3550]	
2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
B. Aged fail-to-deliver:		[3570]	
1. number of items	[3450]		
C. Aged short security differences-less reserve of	$ [3460]	[3580]	
number of items	[3470]		
D. Secured demand note deficiency		[3590]	
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
F. Other deductions and/or charges		604 [3610]	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]	
H. Total deductions and/or charges			(74,773,463) [3620]
7. Other additions and/or allowable credits (List)			[3630]
8. Net Capital before haircuts on securities positions			$ 51,308,847 [3640]
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		$ [3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]	
2. U.S. and Canadian government obligations		44,929 [3690]	
3. State and municipal government obligations		[3700]	
4. Corporate obligations		[3710]	
5. Stocks and warrants		[3720]	
6. Options		[3730]	
7. Arbitrage		[3732]	
8. Other securities		1,035,923 [3734]	
D. Undue concentration		[3650]	
E. Other (List)		[3736]	(1,080,852) [3740]
10. Net Capital			$ 50,227,995 [3750]

OMIT PENNIES

BROKER OR DEALER
SUNTRUST INVESTMENT SERVICES, INC. as of 12/31/17

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$ 1,611,166	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 250,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 1,611,166	3760
14. Excess net capital (line 10 less 13)			$ 48,616,829	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 47,811,247	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 24,167,452	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	3838
19. Total aggregate indebtedness			$ 24,167,452	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 48.12	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			% 48.12	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	
25. Excess net capital (line 10 less 24)	$	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% 0.00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Schedule of Non Allowable Assets

December 31, 2017

Non-marketable securities	$	7,198
Furniture, equipment, and leasehold improvements		800,609
Commissions receivable		2,518,636
Goodwill		30,306,365
Prepaids and other assets		41,140,051
Total nonallowable assets	$	74,772,859

There are no material differences between this computation and the Company's unaudited Form X-17A-5 as of December 31, 2017, filed on February 26, 2018.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(ii) of that rule.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control under paragraph (k)(2)(ii) of that rule.

Financial Statements and Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2017
With Report of Independent
Registered Public Accounting Firm